Exhibit 99.1

Merus Announces Closing of Global Strategic Research Collaboration with Incyte to Discover and Develop Bispecific Antibodies

UTRECHT, THE NETHERLANDS, January 23, 2017 – Merus N.V. (NASDAQ:MRUS) a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, today announced the closing of its global strategic research collaboration with Incyte Corporation (NASDAQ:INCY) focused on the research, discovery and development of bispecific antibodies utilizing Merus’ proprietary Biclonics® technology platform. The agreement grants Incyte the exclusive rights for up to eleven bispecific antibody research programs, including two of Merus’ current preclinical immuno-oncology discovery programs.

“We are pleased to have closed this transformative, global research collaboration and look forward to working with Incyte to develop novel bispecific antibodies for the treatment of cancer and other serious diseases,” said Ton Logtenberg, Ph.D., Chief Executive Officer of Merus. “In addition to expanding our pipeline, this agreement strengthens our balance sheet, delivering added resources and strategic flexibility as we advance Merus’ lead assets in the clinic.”

Under the terms of the collaboration, Incyte has agreed to pay Merus an upfront payment of $120 million and purchase 3.2 million shares of Merus stock at $25 per share, for a total equity investment of $80 million. For one current preclinical program, Merus will retain all rights to develop and commercialize an approved product in the United States. Merus also has the option to co-fund development of product candidates arising from two other programs. For the other eight programs, Merus is eligible to receive potential development, regulatory and sales milestone payments of up to $350 million per program, for an aggregate milestone opportunity of approximately $2.8 billion if all milestones are achieved across all eight programs in all territories, in addition to tiered royalties ranging from 6 to 10 percent on global sales.

About Merus N.V.

Merus is a clinical-stage immuno-oncology company developing innovative human bispecific antibody therapeutics, referred to as Biclonics®. Biclonics® are based on the full-length IgG format, are manufactured using industry standard processes and have been observed in preclinical studies to have several of the same features of conventional monoclonal antibodies, such as long half-life and low immunogenicity.

For more information, please visit the Company’s website at www.merus.nl.

Forward-Looking Statements

Except for the historical information set forth herein, this press release contains predictions, estimates and other forward-looking statements, including without limitation statements regarding: the impact of the collaboration on Merus’ finances and clinical development, whether any of the programs under the collaboration will be successful; and whether and when Merus will receive any of the expected or potential payments under the collaboration and the amounts of such payments to Merus. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from our expectations, including unanticipated developments in and risks related to: research and development efforts related to the collaboration programs; the clinical development process, which is expensive and unpredictable; the possibility that results of clinical trials may be unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development; other market or economic factors; unanticipated delays; Merus’ ability to compete against parties with greater financial or other resources; Merus’ ability to commercialize and market its products, if approved; greater than expected expenses; and the other important factors detailed in Merus’ final prospectus filed with the Securities and Exchange Commission, or SEC, on May 20, 2016 relating to our Registration Statement on Form F-1, and its other reports filed with the SEC. Merus disclaims any intent or obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Merus’ views as of any date subsequent to the date of this press release.

Merus

Eliza Schleifstein, Media

+1 973 361 1546

eliza@argotpartners.com

Kimberly Minarovich, Investors

+1 646 368 8014

kimberly@argotpartners.com

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